Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
September 12, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Michele M. Anderson

Re:	iRobot Corporation Registration Statement on Form S-1 filed July 27, 2005 File No. 333-126907

Ladies and Gentlemen:
This letter is being furnished on behalf of iRobot Corporation (the “Company”) in response to comments contained in the letter dated August 26, 2005 (the “Letter”) from Michele M. Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Colin M. Angle, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on July 27, 2005. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on September 12, 2005.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Ted Yu of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
General
1.	Please be advised that, prior to any distribution of preliminary prospectuses, you should include the price range, the size of the offering, and all other required information in your amended registration statement so that we may complete our review. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K, Rule 430A of Regulation C, and Release No. 33-6714.
RESPONSE: The Company acknowledges the Staff’s comment and will provide the requested disclosure in a subsequent amendment to the Registration Statement for the Staff’s review prior to any distribution of preliminary prospectuses.
2.	Please refer to page i. Move the paragraph regarding the company’s trademarks to another section of the prospectus. Please refer to Item 502 of Regulation S-K for the information that may appear on the inside front cover page.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page i and page 3 in response to the Staff’s comment.
3.	We reference the last paragraph on page i. Please delete this paragraph; defined terms for the company should be avoided. Also, if you make your disclosure clear from its context, you do not need to define these terms.
RESPONSE: This paragraph has been removed from the prospectus contained in Amendment No. 1 in response to the Staff’s comment.
4.	Please provide us with any graphics, pictures, or artwork that will be used in the prospectus.
RESPONSE: The prospectus contained in Amendment No. 1 contains certain graphic, photographic and artistic materials for the Staff’s review and consideration. The Company will supplementally provide the Staff via overnight courier a copy of such graphic, photographic and artistic materials.
Prospectus Summary, page 1
5.	Please provide support for the claims regarding the expected growth in military and government demand for “automated and unmanned systems” and your various assertions about your company such as “iRobot is a leading global provider of robots....” Provide us with copies of such support. If no support exists, then please rephrase the claims as statements of your beliefs and disclose the bases of these beliefs.
RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of its supporting material regarding the expected growth in military and government demand for automated and unmanned systems and certain supporting materials that indicate that the Company is a leading global provider of robots. The prospectus contained in Amendment No. 1 has also been revised in response to the Staff’s comment.
6.	To provide a more balanced picture of your company’s business, please briefly discuss the challenges that the company faces as well as the negative aspects of your historical financial results. For example, the summary should highlight the fact that the company has historically suffered net losses, incurred a significant deficit since inception, and only recently generated net income. Consider also highlighting the fact that the majority of your revenues is generated from a single line of products, i.e., the Roomba robots.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 3 in response to the Staff’s comments.
7.	Please refer to the fifth bullet-pointed paragraph of the “Our Strategy” section. Please clarify the meaning of the phrase “an ecosystem of third-parties.” Revise the similar disclosure in the Business section accordingly.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 2 and 53 in response to the Staff’s comment.
8.	Please clarify the meaning of the phrases “reinvestment in [your] brand” and “reinvesting aggressively in [your] business and [your] people.” The revised disclosure should be written in clear and concrete language, not marketing jargon. Revise the similar discussion in the Business section accordingly.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 2 and 53 in response to the Staff’s comments.
Risk Factors, page 5
9.	Currently, many of your risk factor captions are unduly vague or generic, such as “If we fail to enhance our brand...” on page 13, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as “We depend on the U.S. federal government for a significant portion of our revenues” on page 6. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised, where appropriate, throughout the “Risk Factors” section in response to the Staff’s comment.
10.	Please describe the effects of the risks in a clearer and more specific manner. For example, avoid use of generic language such as “adversely effect.”
RESPONSE: The prospectus contained in Amendment No. 1 has been revised, where appropriate, throughout the “Risk Factors” section in response to the Staff’s comment.

We operate in an emerging market..., page 5
11.	The current risk factor is overly generic. Please revise to discuss how the challenges identified in this section specifically apply to the company and its business.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 6 in response to the Staff’s comment.
Our financial results often vary significantly..., page 5
12.	Please describe the nature of the historical variations in your quarterly results. For example, if your business has historically generated most of its revenues during a particular quarter, please discuss this pattern. We note, for example, disclosure on page 11 that indicates most of your product sales occur during the second half of the year.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 6 in response to the Staff’s comment.
Our contracts with the U.S. federal government..., page 7
13.	The current risk factor appears to discuss different risks relating to your contracts with the U.S. government. Please discuss each risk under a separate risk factor subheading.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 8 in response to the Staff’s comment.
We depend on single source manufacturers..., page 8
14.	It appears that your business is substantially dependent upon your arrangements with the contract manufacturers. Please file all material agreements with your contract manufacturers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. If you believe the filing of the agreements is not required, please provide a supporting analysis in your response letter. In the appropriate section, please disclose the material terms of the agreements, such as the termination and renewal provisions.
RESPONSE: The Company notes the Staff’s request and filed as an exhibit to Amendment No. 1, the Manufacturing and Services Agreement, dated as of July 27, 2004, between the Company and Gem City Engineering Corporation. The Company supplementally advises the Staff that it does not have any agreement with Jetta Company Limited that meets the disclosure requirements of Item 601(b)(10) of Regulation S-K because (i) the manufacturing services provided by Jetta Company Limited are contracted for on a purchase order basis, (ii) the purchase orders are contracts that are made in the ordinary course of the Company’s business, (iii) no individual purchase order is material to the Company’s financial condition or operating results, and (iv) the Company’s business is not substantially dependent upon any purchase order. Accordingly, the Company respectfully advises the Staff that it believes its arrangements with Jetta Company Limited do not warrant disclosure pursuant to Item 601(b)(10) of Regulation S-K.

If the consumer robot market..., page 9
15.	Please quantify the “substantial portion” of your revenues derived from sales of consumer robots. Provide similar quantified disclosure with respect to the “substantial portion” of your revenues derived from sales of robots to government customers, as discussed in the risk factor “Our business and results of operations....” on page 9.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 10 in response to the Staff’s comment.
Our business and results of operations..., page 9
16.	Please refer to the third bullet-pointed factor on page 10. Describe in a clearer manner the “changes in political or social attitudes with respect to security and defense issues.”
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 11 in response to the Staff’s comment.
We are subject to extensive U.S. federal government regulation..., page 14
17. Please provide a brief description of the requirements of the Foreign Corrupt Practices Act.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 16 in response to the Staff’s comment.
We may be unable to protect..., page 15
18.	We note from page 7 that your contracts with the U.S. government may allow it to release technical data to third parties without any constraints. Please discuss in this risk factor the effect that these contractual provisions may have on your ability to protect your technologies, products and other intellectual property.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 16 in response to the Staff’s comment.
We may not be able to obtain capital..., page 16
19.	The current disclosure is overly generic and could apply to any company. Please revise to discuss with more specificity the reasons why you may need additional capital and why such capital may not be available to the company. For example, relate your need for more capital to any plans for new products, expansion, or other anticipated funding requirements. Consider discussing the difficulties for a relatively new company in a developing market to raise additional capital.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 18 in response to the Staff’s comment.

International uncertainties..., page 17
20.	Please quantify the portion of your revenues derived from operations outside the U.S. Identify the most significant foreign markets where such operations are located. Also ensure that you include the financial information about geographic areas required by Item 101(d) of Regulation S-K later in the document.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 19 and 31 in response to the Staff’s comment. The Company supplementally advises the Staff that because revenue from international customers has not exceeded 10% of total revenue for any of the last three fiscal years, it does not believe that additional disclosure is required pursuant to Item 101(d) of Regulation S-K.
If we are unable to continue to obtain U.S. federal government..., page 18
21.	Please describe in greater detail the circumstances that would require the company to obtain a license before exporting products. For example, identify the products that would require an export license. Also identify the “certain jurisdictions” for which any shipments would require licenses or authorizations from the U.S. government.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 19 in response to the Staff’s comment.
Use of Proceeds, page 23
22.	Item 504 of Regulation S-K requires disclosure of the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount intended to be used for each such purpose. Your current disclosure is overly vague. Please revise this section to provide more details regarding how the company intends to use the offering’s proceeds.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 25 in response to the Staff’s comment. The Company supplementally advises the Staff that it believes that the revised disclosure is complete and accurate since none of the proceeds have been or will be specifically designated as set aside for any specific purpose.
Management’s Discussion and Analysis...., page 28
Overview, page 28
23.	Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company’s financial condition. For example, uncertainties about the progress of and Congressional support for the Future Combat Systems program should be discussed.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 30 in response to the Staff’s comment.

24.	Please refer to the “Revenue” section on page 28. Please explain the bases of the following expectations:
a.	”...increasing revenue from product maintenance and support services;” and

b.	”...revenue from funded research and development contracts could grow modestly on a dollar basis and represent a decreasing percentage of our revenue.”
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 30 in response to the Staff’s comment.
25.	Your financial statements indicate you receive revenues from royalties. Please describe the nature of the source of these royalty revenues. We note, for example, your disclosure on page 36 regarding the discontinuation of sales of a “third-party product” and the resulting decrease in royalty revenues. Appropriate disclosure of the source of the royalty revenues should also be included in the Business section.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 31 in response to the Staff’s comment. The Company supplementally advises the Staff that because royalty revenue has declined dramatically over the last periods presented and is not expected to represent a significant portion of the Company’s revenue in the foreseeable future, the Company believes that additional disclosure on royalty revenue in the Business section would not be meaningful to an investor. For the three months ended July 2, 2005, the Company did not have any royalty revenue.
26.	In your overview section, please provide, discuss, and analyze financial information covering periods through July 2, 2005 for all categories. For example, in your revenue overview, please update or disclose the percentage of income provided by funded research and development contracts to total revenues for the fiscal period ended July 2, 2005, which you state were 13 percent of total revenues in 2004. Further, disclose and discuss the relative percentages revenues provided by Roomba, Packbot and any other products to total product revenues, and in your cost of revenue discussion, disclose the relative percentages of materials and labor costs to total cost of revenues.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised throughout the section in response to the Staff’s comment. The Company notes the Staff’s request to disclose the relative percentages of materials and labor costs to total cost of revenues and supplementally advises the Staff that it believes that the more detailed breakdown of its cost of revenue discussion would adversely affect the Company’s competitive position. Moreover, the Company refers the Staff to the existing disclosure regarding its cost of revenue beginning on page 31 of the prospectus contained in Amendment No. 1 and respectfully submits that the requested additional disclosure is not necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations and would not be meaningful to investors.
27.	To the extent practicable, provide quantified discussions of any expected increases in expenses mentioned throughout this section, to the extent known. For example, indicate whether you expect research and development expenses to increase in future periods and if so, quantify the anticipated amount of the increase and address how you intend to pay for this increase in expenses. Similarly expand the discussion of the various general and administrative expenses mentioned on page 30.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised, where appropriate, throughout the section in response to the Staff’s comment. The Company also respectfully refers the Staff to the Company’s responses to the Staff’s Comment No. 38.
Critical Accounting Policies and Estimates, page 30
28.	We refer to your critical accounting estimate “Revenue Recognition” on page 31. Please revise to provide more analysis on those critical estimate and assumption factors that affect the estimated allowance for product returns and the estimated costs and gross profits on contracts. For example, address such factors as: how you arrived at the estimates, how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your future results of operations and financial condition. Your analysis should discuss how sensitive your estimates and assumptions are based on other outcomes that are reasonably likely to occur. Refer to section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. If the impact of estimates and assumptions is material to the financial condition or operating performance, you are required to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 33 in response to the Staff’s comment. The Company also respectfully refers the Staff to the Company’s response to the Staff’s Comments Nos. 67 and 68.
Overview of Results of Operations, page 33
29.	In your discussion of revenues on page 34, you attribute the change to several factors, without quantifying or indicating the relevant weight of each factor. For example, you mention the introduction of the second generation of Roomba robots, but you do not quantify the volume and prices or indicate the relevant weight of each. Therefore, if material, provide a discussion of the components of revenue growth (e.g. volume, price, acquisitions, etc.) by major product category (Roomba, Packbot) and contract category (SUGV, NEOMover, etc.) for all periods presented. Further, with respect to your explanations of gross profit, amend to:
•	provide a separate discussion of cost of product revenue and contract revenue;

•	clearly disclose and quantify each material factor that contributed to the change in cost of revenues;

•	provide insight into the underlying business drivers or conditions that contributed to these changes; and

•	describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.
Please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 37 in response to the Staff’s comment.
30.	Please refer to the “Research and Development” section on page 35. Please clarify the meaning of the phrase “increased headcount in [your] consumer products research and development function.” Quantify the “majority” of your independent research and development expenses related to the development of the Roomba product line. Quantify the research and development expenses incurred during this period for the development of the Scooba product line. Provide similar disclosure for all presented periods, as applicable.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 38 in response to the Staff’s comment. The Company notes the Staff’s request to quantify research and development expenses related to its Roomba and Scooba product lines and supplementally advises the Staff that it does not believe the requested level of detail would be meaningful to investors. More importantly, however, the Company believes that it would be competitively disadvantaged if it were to disclose the specific amount of research and development expenses incurred in relation to each of its Roomba and Scooba product lines and, therefore, has not disclosed this level of information.
31.	Please describe the factors contributing to the $2.5 million increase in direct costs of the funded programs, as described in the last sentence. Provide similar disclosure for all presented periods, as applicable.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 38 in response to the Staff’s comment.
32.	Please refer to the “Revenue” section on pages 36-37. Quantify the number of new stores added to your retail distribution network and, as noted above, provide quantified disclosure regarding the effect that the addition of these new stores had on the revenues and other financial results. Provide similar disclosure for all presented periods, as applicable. In the appropriate section, you should indicate whether management expects comparable future growth in the number of new stores selling your products.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 39, 40 and 60 in response to the Staff’s comment.
Liquidity and Capital Resources, page 39
33.	We believe that your discussion of liquidity and capital resources does not provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm for guidance and revise accordingly.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised beginning on page 44 in response to the Staff’s comment.
34.	We note that your business operates in two segments: consumer business and government and industrial business. Please tell us the consideration given to disclosing in the liquidity section the separate anticipated cash requirement of each segment as well as the amount of cash generated by each segment. Note our guidance provided in Release No. 33-8350 (“A company should consider whether, in order to make required disclosures, it is necessary to expand MD&A to address the cash requirements of and the cash provided by its reportable segments or other subdivisions of the business...”). Given the significant differences in the nature of your two business segments, please either revise to provide the suggested disclosure or provide an explanation as to why such disclosure is not necessary.
RESPONSE: The Company supplementally advises the Staff that although the Company currently operates in two business segments, the Company has neither planned for nor accounted for its cash requirements on a segmented basis. Planning for the cash needs of the Company is done on a combined basis. The approved operating plans of each business are consolidated annually for the development of a corporate balance sheet and cash forecast. The responsibility for quantifying the cash requirements and developing/executing the plans to finance the operations of both businesses is managed centrally. Performance against the cash plan is also monitored and reported on a combined basis.
35.	Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a “discussion” but also an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes. In addition, revise your disclosures of capital resources in a similar fashion to provide the reader with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 45 in response to the Staff’s comment.
36.	Please describe briefly the working capital line of credit’s material covenants. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 45 and 46 in response to the Staff’s comment.
37.	Please describe briefly the events that constitute events of default under your credit agreement.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 45 and 46 in response to the Staff’s comment.
38.	Please refer to your “Working Capital and Capital Expenditure Needs” section on page 41. The current disclosure is overly vague and generic. Detailed disclosure of the company’s future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy, as described in the prospectus (e.g., on page 2). For example, on page 2, you indicate that the company will “continue to extend [its] consumer and military product offerings;” your liquidity section should provide detailed (and quantified, if possible) disclosure regarding how this strategy will affect the company’s cash needs (e.g., the effect of any increased research and development expenses). The impact of any planned expansion into foreign markets, which is suggested throughout the prospectus, should also be discussed in the context of your liquidity needs. The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 45 and 46 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not currently have a detailed cash forecast that extends beyond December 31, 2005. Accordingly, the Company believes that it would be impracticable and potentially misleading to provide detailed, quantified disclosure regarding the Company’s future cash needs.
39.	Although we note that the company will have sufficient funds to meet its working capital and capital expenditures needs for “at least the next twelve months,” please provide a discussion regarding the company’s ability to meet its long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 45 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not currently have a detailed cash forecast that extends beyond December 31, 2005. Accordingly, the Company believes that it would be impracticable and potentially misleading to provide detailed, quantified disclosure regarding the Company’s future cash needs beyond the next twelve months.
Business, page 43
40.	Please refer to the third paragraph on page 43 (“Our significant expertise...”). Please disclose the basis for the “expected growth” in the robot-based products.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 48 in response to the Staff’s comment. The Company will supplementally provide the Staff via overnight courier a copy of its supporting materials regarding the “expected growth” in the robot-based products.
41.	Please refer to the last sentence of the third paragraph on page 43. Quantify the extent to which your research is government funded.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 62 in response to the Staff’s comment.
42.	Please refer to the third full paragraph on page 44 (“The need for robots...”). In your response letter, please confirm, if true, that the third-party estimates regarding your markets are publicly available and not prepared in connection with the registration statement.
RESPONSE: The Company supplementally advises the Staff that the third-party estimates regarding its markets are publicly available and were not prepared in connection with the Registration Statement.
Technology
43.	Please refer to the last paragraph on page 48 (“Robots utilizing this...”). Please explain briefly what the company means by “modules.”
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 53 in response to the Staff’s comment.
Contract Research and Development Projects, page 52
44.	Please explain briefly the differences between “cost-plus arrangements” and “time and materials contracts.”
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 57 in response to the Staff’s comment.

45.	Please describe the nature of the “certain rights” retained by the U.S. government with respect to the military projects it funds.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 57 and 58 in response to the Staff’s comment.
Strategic Alliances, page 53
46.	We note that the strategic business agreement with Deere & Company for the R-Gator project is not listed as an exhibit. In your response letter, please provide us with an analysis demonstrating why such agreement does not constitute a contract covered by Item 601(b)(10) of Regulation S-K. In addition, disclose how the “net proceeds” will be “shared” between the two companies, as described on page 52. Describe each party’s intellectual property rights to the technologies developed as a result of this project. Quantify the amount of the “minimum payments” (or the formula for calculating such payments) that Deere & Company is obligated to pay.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 59 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not believe that its agreement with Deere & Company meets the disclosure requirements of Item 601(b)(10) of Regulation S-K because the strategic business agreement, though not made in the ordinary course of the Company’s business, is not material to the Company’s financial condition or operating results. In this regard, the Company notes that it only recently delivered the first prototype of an R-Gator unmanned ground vehicle, the Company has not commercially sold to the public any R-Gator unmanned ground vehicles pursuant to the Agreement and the parties provide for the manufacture and sale of R-Gator unmanned ground vehicles by separate agreement. Accordingly, the Company respectfully advises the Staff that it believes its agreement with Deere & Company does not warrant disclosure at this time pursuant to Item 601(b)(10) of Regulation S-K.
Sales and Distribution Channels, page 55
47.	Please quantify the extent to which the consumer robots are sold through the retail store network as compared to sales through your online store. Expand your disclosure of the plans to “selectively grow” your retail network (e.g., indicate the geographic scope of such growth, the rate of increase in the number of stores, etc.).
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 59 and 60 in response to the Staff’s comment. The Company supplementally advises the Staff that its on-line store revenue does not currently exceed 10% of its total revenue for any period presented and, therefore, it has not been disclosed. In the future, should this line item represent greater than 10% of total revenue, the Company intends to disclose accordingly.
48.	When you name specific customers, you should also provide disclosure addressing their significance to you. Indicate the percentage of your revenues the customers listed on page 55 represent individually or in the aggregate.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 60 in response to the Staff’s comment.
Marketing and Brand, page 56
49.	The exact nature of your marketing activities for your consumer-oriented and government-oriented products is unclear. Please revise to describe more clearly the marketing activities you have undertaken. For example, we note information regarding the “iRobot Affiliate Marketing Program” on your website. Disclosure of this program, if significant, should be included.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 61 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not believe at this time that the iRobot Affiliate Marketing Program comprises a significant component of its marketing activities.
Research and Development, page 57
50.	As required by Item 101(b)(1)(xi) of Regulation S-K, please disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. If material, also disclose the estimated amount spent during each of the last three fiscal years on customer-sponsored research activities.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 62 in response to the Staff’s comment.
Intellectual Property, page 59
51.	Disclose the duration of the patents held. See Item 101(c)(1)(iv) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 64 in response to the Staff’s comment.
52.	Please expand your disclosure of the past allegations of your company’s infringement on patents or other intellectual property owned by others. Identify the patent or intellectual property subject to these allegations.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 65 in response to the Staff’s comment.
Government Product Backlog, page 61
53.	Item 101(c)(1)(viii) of Regulation S-K requires disclosure of the dollar amount of the backlog orders as of a recent date and as of a comparable date in the preceding fiscal year. Provide the dollar amount of backlog orders, if any, as of a date in the preceding fiscal year comparable to July 2, 2005.

RESPONSE: The Company supplementally advises the Staff that it did not maintain the requested information in the past and, in particular, for the comparable date in the preceding fiscal year. As a result, the dollar amount of backlog orders as of the comparable date in the preceding fiscal year is impracticable to obtain. Moreover, the Company does not believe that the requested historical backlog is meaningful to investors. The Company notes the Staff’s comment, however, and will provide the requested information, to the extent available, in its public filings with the Commission in future periods.
Board Composition, page 64
54.	State the number of directors elected pursuant to the stockholder agreement. Identify these directors.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 69 in response to the Staff’s comment.
Employment, Severance, and Change in Control Arrangements, page 69
55.	As required by Item 402(h) of Regulation S-K, please disclose the specific terms of the employment agreements with each of the individuals identified in this section. Quantified disclosure regarding the compensation and severance payments must be provided.
RESPONSE: The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that employment agreements with each of the individuals identified in this section are currently in the process of being amended and/or replaced. The Company will provide the specific terms of the amended and/or replacement agreements in a subsequent amendment prior to circulating any prospectuses to prospective investors.
Certain Relationships and Related Party Transactions, page 71
56.	In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.
RESPONSE: The Company acknowledges this comment and confirms that the Registration Statement will not cover the issuance by the Company of common shares upon conversion of the various series of privately-sold convertible preferred stock.
57.	Please refer to page 72. Describe the nature of the “consulting services” provided by the spouse of Mr. Angle. Identify the sibling of Mr. Angle and describe the sibling’s position.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 78 in response to the Staff’s comment.

Principal and Selling Stockholders, page 73
58.	Please refer to footnote (4) on page 74. Please disclose the members of the “Special Committee” of First Albany Companies, Inc., as this information does not appear to be available in its filings with the Commission.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 80 in response to the Staff’s comment.
59.	Please provide a brief discussion of how each selling shareholder received the shares offered for resale.
RESPONSE: The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is currently in the process of determining the selling shareholders in the offering. Accordingly, the Company will provide the requested disclosure in a subsequent amendment prior to circulating any prospectuses to prospective investors.
60.	In your response letter, please tell us if any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
RESPONSE: The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is currently in the process of determining the selling shareholders in the offering. Accordingly, the Company will provide the requested disclosure in a subsequent amendment prior to circulating any prospectuses to prospective investors.
Shares Eligible for Future Sale, page 79
61.	Please disclose the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up agreements. Indicate whether there is any current intention to release those shares prior to the expiration of the lock-up periods.
RESPONSE: The Company supplementally advises the Staff that Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and J.P. Morgan Securities Inc. have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Therefore, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley and J.P. Morgan Securities Inc. to waive lock-up restrictions in this transaction. The Company does not expect a waiver of the lock-up agreements from Morgan Stanley and J.P. Morgan Securities Inc. For this reason, the Company has not included any additional disclosure in the prospectus contained in Amendment No. 1 in response to the Staff’s comment.
Underwriters, page 81
62.	We note that your offering includes a directed share program. In your response letter, please confirm, if true, that your underwriters will administer the distribution of shares under this program.

RESPONSE: The Company supplementally advises the Staff that it has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (“DSP”). The Company has selected Morgan Stanley to administer its DSP.
63.	In your response letter, please tell us the approximate number of potential participants in the directed share program. Please note that if a large block of shares will be directed to one person or entity, then you should identify this person or entity in the Underwriters section. Please send us copies of all materials that you plan to send to the potential participants. We may have further comments.
RESPONSE: The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is currently in the process of determining the potential participants in the directed share program. Accordingly, the Company will supplementally provide the requested disclosure to the Staff in connection with a subsequent amendment prior to circulating any prospectuses to prospective investors. As requested, the Company will supplementally provide the Staff via overnight courier drafts of the materials that will be distributed to potential recipients of directed shares under the DSP.
64.	Describe the nature of the “business associates” and “other persons” who will be able to participate in the program. Indicate if broker-dealers registered with the NASD will be able to participate.
RESPONSE: The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is currently in the process of determining the potential participants in the directed share program. Accordingly, the Company will supplementally provide the requested disclosure to the Staff in connection with a subsequent amendment prior to circulating any prospectuses to prospective investors.
65.	In your response letter, please describe the mechanics of how and when the reserved shares were, or will be, offered and sold to investors in the directed share program. Indicate how the underwriters will determine the actual number of shares each participant will receive. In addition, discuss the procedures that participants must follow in order to purchase the offered shares, including how and when the underwriter or the company receives any communications or funds. Indicate at what point the participants will be committed to purchasing the reserved shares. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.
RESPONSE: The Company supplementally advises the Staff that the Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The mechanics of the program are outlined below.
The Company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons. The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website. For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.
Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.
All prospective recipients will be required to purchase shares through a Morgan Stanley account. Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided on the subscription documents.
The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.
Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.
The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

Where You Can Find More Information, page 85
66.	The new address for the Public Reference room is 100 F Street, N.E., Washington, D.C. Please revise accordingly.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 91 in response to the Staff’s comment.
Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-8
67.	Tell us how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns. Describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. Your response should include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels. Also, refer to the guidance in SAB Topic 13A.4b.
RESPONSE: The Company respectfully directs the Staff to the Company’s response to the Staff’s Comment No. 68, relating to how the Company’s products are sold into the distribution network and the related accrual for estimated product returns. Additionally, the Company supplementally provides the following information to the Staff regarding the significant terms of its distribution agreements:
•	All customer relationships are governed by a contract or purchase order.
•	All customers take possession and legal ownership of the product either FOB Hong Kong or FOB warehouse in Seattle, Washington. Risk of ownership (including theft, destruction or damage) transfers to customers at that point and the sale will be recognized at that FOB point/time.
•	The customer has no general rights of return for unsold products. Customers can only return defective products returned by their end-user customers.
The Company does monitor the sales of products to third party end users on a regular basis but does not include customer inventory levels in its returns reserve analysis. Customer inventories are not included in the returns reserve analysis because any reserve associated with a potential return of defective product was already included in the reserve that was established at the original point of sale.

68.	Tell us why you believe and how you determined that recognizing revenue from U.S. consumer product sales on a “sell-in” basis is more appropriate than on a “sell-through” basis. Please refer to appropriate accounting literature in your response.
RESPONSE: The Company supplementally provides the following information to the Staff:
As of January 1, 2004, the Company had been selling Roomba Intelligent Floor Vacuums for approximately 16 months (since mid-September 2002). Throughout this time period, revenue had been recognized on a sell-through basis because not all of the necessary revenue recognition criteria for sell-in accounting had been met. Beginning in the first quarter of 2004, the Company has met all of the six criteria listed in FAS 48 and, therefore, the Company changed from sell-through accounting to sell-in accounting, for the quarter ended March 31, 2004.
Review of Criteria: Section 6 of FAS 48 provides that if an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:
•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.
Unit sales prices to the Roomba buyers are set in advance of sales to the retail stores. These prices are determined either by contract, or by purchase order, on a store by store basis, and the prices are in place in advance of the product sale. The Company does not offer any price concessions during the normal life cycle of the Roomba product. The Company offers a Co-operative Advertising Allowance program, which is based on contractual percentages of customer purchases and/or Company approved participation in customer advertising programs. Amounts allowable under these arrangements are accrued at the time of sale.
•	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
All sales to domestic retail Roomba buyers are considered final and no product can be returned to the Company except for product which is returned due to defective performance. The Company has advised its customers of this policy, including no returns at end of life cycle. The Company uses a RMA (Returned Material Authorization) process under which no product can be returned for credit without prior Company approval. Certain customers participate in a DIF (Destroy In Field) program, which saves the Company the cost of freight on returned product. Customers participating in the DIF program report actual customer return data on a weekly or monthly basis, which are included in historical return rate calculations. In the Company’s history, it has only taken returns of defective products; it has never made a concession to the return policy.
•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
All domestic retail stores take possession and legal ownership of the product either FOB Hong Kong or FOB warehouse in Seattle, Washington. Risk of ownership (including theft, destruction or damage) transfers to buyer at that point and the sale will be recognized at that FOB point/time.
•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
All of the Company’s domestic retail customers are independent organizations having no significant financial common ownership with iRobot.
•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
All Roomba products are sold fully packaged and ready for sale. The Company does not offer any continuing service or support, other than the normal warranty terms to cover the exchange of defective product.
•	The amount of future returns can be reasonably estimated (see below).
Section 7 of FAS 48 provides that if the sales revenue is recognized because the conditions of paragraph 6 are met; any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies. Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.
The Company has monitored data for product returns and analyzed such data for the period from September, 2002 through December 31, 2003, and determined the return reserve rate required. The Company will supplementally provide the Staff via overnight courier a copy of such statistical analysis, labeled “Appendix I — Cumulative Return % for Total Sales as of 2/28/04” (“Appendix I”). This rate has been used to record monthly returned product accruals.
Section 8 of FAS 48 provides that the ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:
•	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.
The Company waited approximately a year and a half to ensure that external factors, such as unproven demand or unpredictable quality swings, did not significantly impact the Company’s ability to predict percentage return rates. As shown in Appendix I, which has been sent via overnight courier to the Staff, historical return data has been compiled and the long-term return rate was projected.
•	Relatively long periods in which a particular product may be returned.
Based on the analysis in Appendix I, the Company believes that the majority of Roomba units are returned within 90 days of sale to the end user.

•	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.
The Company believed that a year and a half of selling the Roomba provided sufficient selling experience to determine applicable return rates and throughout that period of time the Company’s marketing policies and relationships with its customers had not changed significantly.
•	Absence of a large volume of relatively homogeneous transactions.
As of March 31, 2004, the Company had shipped nearly 600,000 Roomba units to its customers, with approximately 530,000 units having been sold-through to end users and nearly 70,000 units remained in retail inventory.
Conclusion: Based on the above and Appendix I, the Company has met the requirements of FAS 48 and elected to convert from sell-through revenue recognition accounting to sell-in accounting, beginning in the first quarter of 2004. The impact of the change from sell-through to sell-in accounting was approximately $5.7 million of additional net revenues and $2.7 million in gross margin, which was recorded in the three month period ended March 31, 2004. The Company continues to monitor returns data on a quarterly basis and adjusts the reserve rate as required. As of July 2, 2005, the return accrual rates have been consistent with the above-mentioned historical analysis.
The Company believes that sell-in revenue recognition provides a more accurate and timely view of revenue recognition versus sell-through. In addition, the Company believes that sell-in accounting is the predominant accounting method used within the industry. Under sell-through revenue recognition, the Company would be dependent on third party data that it believes would be impractical to obtain in a timely manner given its expanding retail channel partners. The Company experienced significant delays in obtaining this information when it was under sell-through accounting.
69.	We note that you use the percentage of completion method to recognize revenue under your fixed price contracts. Please explain to us in more detail the nature of the services or products you provide under these contracts, including whether they have milestones or other reliable measure of performance, and explain to us your GAAP basis for recognizing the revenue in this manner. Moreover, tell us why it is not appropriate to utilize a straight line methodology.
RESPONSE: The Company supplementally advises the Staff that when it performs research and development work on a firm fixed price basis, where the scope of the work is well defined and the level of effort can be reasonably estimated, it applies the percentage of completion method as prescribed under Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. To date, these types of contracts have generally involved research work performed under a Small Business Innovative Research (“SBIR”) contract. These contracts call for research on a specified topic and often lead to follow-on cost-reimbursable type research and development contracts. Deliverables under these SBIR contracts typically include a series of fixed deliverables, typically progress reports, which outline the results of the research performed at a certain point in the contract. Under these arrangements the Company is required to complete the reports regardless of the effort incurred, as compared to time and materials contracts, where the Company is compensated based on a fixed rate per hour regardless of how long a specific deliverable may take to deliver. The Company reviewed the guidance under SOP 81-1 paragraphs 22 and 23, which outline the basic criteria for using the percentage of completion method of accounting. Specifically, under paragraph 23, the contracting arrangement articulated the enforceable rights regarding the goods and services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. The buyer can be expected to satisfy their obligations under the contract. The Company can be expected to perform its contractual obligations under the agreement. Based on these facts, the Company accounts for fixed-price contract arrangements under the percentage of completion method, where revenue is recognized based upon the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding.
70.	We note in Note 13 on page F-20 that you received a letter from a UK Government agency attempting to terminate a contract for the design, development, production and support of a number of man-portable remote control vehicles for use in explosive ordnance disposal operations. We also note that the customer demanded a refund of all monies paid under the contract. In this regard, and addressing SOP 81-1, explain to us in detail why you believe that it is appropriate for you to use the percentage of completion method to recognize revenue under these type of contracts. Also, tell us in more detail of the reasons for the significant balance of the “Provision for contract settlements” account balance shown on the balance sheet on page F-3.
RESPONSE: The Company supplementally advises the Staff that, during May 2001, the Company entered into a fixed-price development contract with a United Kingdom customer (the “UK Buyer”) to build a prototype robot under a fixed-fee development contract. The contract called for the development effort to be performed over an approximately 24 month period of time, for which the Company would receive payments at key milestones. Consistent with paragraph 23 of SOP 81-1, the contracting arrangement articulated the enforceable rights regarding the goods and services to be provided and received by the parties, the consideration to be exchanged and the manner and terms of settlement. At the inception of the arrangement, the UK Buyer was expected to satisfy its obligations under the contract. In addition, the Company expected to perform its contractual obligations under the agreement. Based on these facts, the Company accounted for the contract under the percentage of completion method as prescribed under SOP 81-1.
Regarding the request to provide more detail regarding the “Provision for contract settlements”, the Company maintains a reserve for potential settlements on contractual matters. As of July 2, 2005, the majority of this reserve had been allocated to the UK Buyer noted above. The Company supplementally advises the Staff that it has engaged legal counsel in anticipation of a negotiated settlement regarding the dispute with the UK Buyer as described in Note 13. Counsel has provided the Company with an assessment of the situation and the likelihood of having to repay some portion of the amounts paid to the Company under this contract. The Company has taken this information under advisement and, as of July 2, 2005, the Company believes the “Provision for Contract Settlements” represents an amount adequate to cover the anticipated settlement of the contractual dispute.

Note 8 — Redeemable Convertible Preferred Stock, page F-15
71.	Tell us and disclose the redemption features of all series of redeemable convertible preferred stock.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page F-16 in response to the Staff's comment. The Company acknowledges the Staff’s comment and supplementally advises the Staff that none of its series of convertible preferred stock contains mandatory redemption features, but that, due to the payment of liquidation preferences in the case of, among others, a sale of all the Company’s assets, all of its series of preferred stock are classified as temporary equity for financial accounting purposes.
Note 10 — Stock Option Plan, page F-17
72.	In the next amendment revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

•	Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

•	If the valuation specialist was a related party, a statement indicating that fact.
In addition, please revise MD&A to disclose the following:
•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

•	If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

•	Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.
RESPONSE: The Company supplementally advises the Staff of its analysis regarding the fair value of the Company’s common stock at each grant date during the 12 months prior to July 2, 2005, the date of the most recent balance sheet included in the registration statement.

The following table summarizes stock options granted for the period from July 1, 2004 to July 2, 2005:

			Weighted	Weighted
			Average	Average		Deferred Stock
		# of Shares	Exercise	Deemed	Intrinsic	Based
Grant Dates	Period	Granted	Price	Fair Value	Value	Compensation
7/1/04 – 9/30/04	Q3-04	306,675	$2.78000	$2.78000	$0.00000	$0
10/1/04 – 12/31/04	Q4-04	125,325	$3.42733	$3.42733	$0.00000	$0
1/1/05 – 3/31/05	Q1-05	555,625	$4.88688	$6.98110	$2.09422	$1,163,602
4/1/05 – 7/2/05	Q2-05	22,150	$4.96000	$10.05749	$5.09749	$112,909
		1,009,775				$1,276,511
The Company respectfully advises the Staff that it believes the relevant accounting rules and guidance as outlined in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25) and Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation,” do not require inclusion of the above table in its financial statement footnote disclosure. In coming to this conclusion, the Company additionally reviewed the disclosure suggestions in the AICPA Practice Aid "Valuation of Privately-Held Companies.”
The disclosures of the Company’s accounting policies with respect to stock options have been amended based upon the comments received from the Staff. We refer you to “Accounting for Stock-Based Awards” in the Critical Accounting Policies and Estimates section on page 35 of the prospectus contained in Amendment No. 1.
DETERMINATION OF FAIR VALUE FOR THE PERIOD FROM JULY 1, 2004 TO DECEMBER 31, 2004
As discussed below, during the period from July 1, 2004 to December 31, 2004, the Company issued stock options at fair market values (“FMV”) established by the board of directors. The values established were based on the objective and subjective measures of value available at the time of each revaluation. During this period, the Company issued 432,000 stock options of which 387,425 were granted with an exercise price of $2.78 and 44,575 with an exercise price of $4.60. The Company believes that these exercise prices accurately reflected the fair market value at the time of grant and, as a result, no deferred stock based compensation was recorded for this period.
FMV — July 1, 2004 to November 10, 2004
The Company issued and sold 2,799,353 shares of Series E preferred stock during the first half of 2003 at a price of $4.66 per share. A new investor led the financing and purchased approximately 46% of the total number of shares of Series E preferred stock issued and sold. In addition to securing its own independent valuation of the Company, this new investor performed extensive due diligence before deciding to invest in the Company. The purchase price of the Series E preferred stock was a significant factor in determining the FMV of the common stock for purposes of stock option pricing from July 1, 2004 to November 10, 2004.

In determining the FMV of the common stock options granted during the respective period, the Company considered the most recent preferred stock financing, the superior rights of the Company’s preferred stock and the non-liquid nature of the common stock.
Based upon the information provided above, the Company determined that the $2.78 exercise price at which stock options were granted during this period represented the appropriate fair market value of the common stock at the time of grant. This $2.78 exercise price was equal to 60% of the per-share price paid for the Series E preferred stock.
FMV — November 11, 2004 to December 31, 2004
On November 10, 2004, the Company issued and sold an aggregate of 1,412,430 shares of Series F preferred stock at a price of $7.08 per share. A new investor led the financing and purchased approximately 60% of the total number of shares of Series F preferred stock issued and sold. This new investor was instrumental in establishing the value of the Series F preferred stock based upon their own due diligence and valuation model. The purchase price of the Series F preferred stock was the primary consideration in determining the fair market value of the common stock for purposes of stock option pricing during the period.
In determining the FMV of the common stock options granted during the respective period, the Company considered the most recent preferred stock financing, the superior rights of the Company’s preferred stock and the non-liquid nature of the common stock.
Based upon the information provided above, the Company determined that the $4.60 exercise price at which stock options were granted during this period represented the appropriate fair market value of the common stock at the time of grant. This $4.60 exercise price was equal to 65% of the per-share price paid for the Series F preferred stock.
The Company’s conclusion is that the total aggregate fair market value of the Company’s common stock arrived at by using per common share amounts of $2.78 and $4.60 for the periods requested in 2004, were properly derived and properly expressed as an increasing percentage of the preferred share offering price in 2003 and 2004. Additionally, and of significant importance, the Series E and Series F financings included independent third parties, that after performing due diligence procedures, subscribed to approximately 46% and 60% of each round, respectively, thereby establishing an arms-length fair value of the preferred stock.
DETERMINATION OF FAIR VALUE FOR THE PERIOD FROM JANUARY 1, 2005 TO JULY 2, 2005
For the period from January 1, 2005 to July 2, 2005, the Company issued 577,775 stock options of which 112,850 were granted with an exercise price of $4.60 and 464,925 with an exercise price of $4.96. At the time of each grant, the Company’s board of directors used its best judgment in estimating the appropriate fair value of the common stock based on relevant events and circumstances at the time of each option grant including, but not limited to, recent transactions of the Company’s stock and operating results of the Company.
In connection with the proposed offering, the Company retroactively reassessed the pricing of options granted during 2005 to determine if any options granted were at prices below the deemed fair value of the options at the time of grant. Based upon this reassessment, the Company recorded a deferred compensation expense of approximately $1.3 million. This deferred expense will be amortized ratably over the vesting periods of the related options.
To determine the reassessed fair values for purposes of the computation of the deferred compensation expense, the Company took several factors into consideration including, among others, feedback from investment bankers and the Company’s financial performance and operational accomplishments.
Investment banker input
In connection with the proposed offering, the Company initiated discussions in the first quarter of 2005 with several investment banks regarding the possibility of an initial public offering of the Company’s common stock. Such discussions continued through late June when the Company finalized the selection of its underwriters and began planning its initial public offering. During these discussions, several valuation models of the Company were developed, and were predicated upon, an initial public offering in late 2005. For purposes of computing deferred compensation expense, the Company averaged the various preliminary valuations and consequently arrived at a projected initial public offering value for the common stock.
Company milestones
A summary of the key events and milestones of the Company during the first six months of 2005 are as follows:
•	January 2005 — Secured increased funding for the Future Combat Systems project for the development of small unmanned ground vehicles. The new funding level was increased from $25 million to $37 million, an increase of $12 million.

•	January 2005 — Enhanced its management team in the Government & Industrial Division through the hiring of two former senior ranking military personnel.

•	March 2005 — Won an $18 million U.S. Navy contract to deliver explosive ordnance disposal robots.

•	March 2005 — Enhanced the management team of its Consumer Robotics Division through the appointment of a new Senior Vice President of Research & Development.

•	March 2005 — Recorded $17 million of revenue in it first quarter which represented a 34% increase over the comparable figure in the previous year.

•	May 2005 — Announced the world’s first floor washing robot.

•	May 2005 — Secured additional funding for the Future Combat Systems project mentioned above. The new funding level was increased from $37 million to $51 million, an increase of $14 million.

•	June 2005 — Introduced PackBot Explorer robot.

•	July 2005 — Recorded $43 million in revenue for the six-months ended July 2, 2005, which represented an 88% increase over the comparable figure in the previous year.
Based upon the facts and circumstances noted above, the Company increased the deemed fair value of the common stock ratably from January 1, 2005 through the anticipated offering date in November 2005. Utilizing this methodology, the fair value of the common stock increased from $4.60 at December 31, 2004 to approximately $10.00 per share as of July 2, 2005 and will continue to increase up to the anticipated initial public offering.
The Company’s conclusion is that, based upon the information outlined above, the Company believes it has appropriately determined the fair value of common stock at the grant date for all stock options granted in 2005. Accordingly, the Company believes that the resulting deferred stock based compensation was correctly recorded in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25) and Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation.”
Note 16 — Business Segment Formation, page F-22
73.	Please revise to provide the reconciliations required in paragraph 32 of SFAS 131. Also revise to include information about geographic area as required by paragraph 38. If not applicable, please advise.
RESPONSE: The Company supplementally advises the Staff that it measures its segments based on revenue and gross profit and does not measure the performance of its segments below the gross profit line item. For example, the Company’s 2005 Incentive Compensation Plan (filed as Exhibit 10.3 to Amendment No. 1 to the Registration Statement) is not based on operating performance below the gross profit line item. The Company supplementally advises the Staff that revenue from international customers has not exceeded 10% of total revenue for the periods presented. Accordingly, the Company has not disclosed geographic information in Note 16 as it does not believe that it is required by paragraph 38 of SFAS 131. Additionally, the Company advises the Staff that it does not allocate assets at the segment level. Based upon this information, the Company further advises the Staff that it does not believe any further reconciliations are required.
Recent Sales of Unregistered Securities, page II-3
74.	We note from the exhibit index that the warrant issued to Silicon Valley Bank was dated January 30, 2003. Please provide disclosure of this transaction and any other sales of the company’s securities within the past three years pursuant to Item 701 of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page II-3 in response to the Staff’s comment.

Exhibits
75.	Please file the legality opinion and other exhibits as soon as possible. In particular, we may have comments on the opinion once we have had an opportunity to review it.
RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of the draft legal opinion for review.
If you require additional information, please telephone either Mark T. Bettencourt at (617) 570-1091 or the undersigned at (617) 570-1346.
Sincerely,
/s/ Edward A. King
Edward A. King

cc:	Glen D. Weinstein, Esq. Mark T. Bettencourt, Esq. Christopher Keenan, Esq. Michael J. Berdik, Esq.